April 4, 2011

Ms. Tonya Bryan, Attorney-Advisor

Division of Corporate Finance

U.S. Securities and Exchange Commission

100 F Street, NE

Washington D.C., 20549

Re:

Dinello Restaurant Ventures, Inc.

Second Amendment to Registration Statement on Form S-1

File No. 333-172052

Filed:  March 21, 2011

Dear Ms. Bryan:

Below are Dinello Restaurant Venture, Inc.’s (“the Company’s”) responses to the SEC’s Comment Letter dated April 1, 2011.  On behalf of the Company, on April 4, 2011, I transmitted via EDGAR the Company’s Third Amendment to Registration Statement on Form S-1.

Our Business, page 1

1.

We revised our disclosure per your comment.

Plan of Distribution, page 2

2.

Item 505 of Regulation S-K (a) Common Equity requires us to establish the offering price in accordance with Item 201 of Regulation S-K.  We have established the offering price with objective criteria in our disclosure.  Since this is a secondary offering we must used a fixed price during the offering period.  In the event the company seeks a listing on a trading exchange or a secondary trading market develops without the assistance of the company filing for a listing on a trading exchange, the selling security holders can sell at market prices.

Our disclosure provides for the selling security holders to sell at prices other than the fixed $.10 when and if a trading market develops.

We amended our disclosure to be more precise regarding when selling security holders must sell at the fixed price and when they may sell at the prevailing market price.

Risk Factors, Page 3

Our Amended and Restated Articles of Incorporation, page 10

3.

We would like our objection to this comment to be noted at this point.  It appears that this comment is requesting disclosure that is nothing more than semantics.  Our disclosure is clear and concise and meets

Ms. Tonya Bryan

Re:  Dinello Restaurant Ventures, Inc.

April 4, 2011

the requirements of the Staff Legal Bulletin No 7 regarding the Plain English requirement.  We have however revised our disclosure according to your comment to show our cooperation with the Commission.

Selling Security Holders, page 12

4.

We revised our disclosure to clearly state that certain shareholders are, in fact, related, but that they are of legal age, have sole and dispositive rights over the disposal of their shares, and the voting rights attached thereto, and are not directly or indirectly influenced or controlled by their sibling or parents.

Directors, Executive Officers, Promoters and Control Persons, page 15

Directors and Executive Officers, page 15

5.

We added a risk factor on page 5 regarding material weaknesses in the financial reporting of prior management and revised our disclosure on page 27 and elsewhere for consistency.

Security Ownership of Certain Beneficial owners and Management, page 16

6.

We revised our disclosure to March 31, 2011, accordingly.

Description of Securities, page 16

Common Stock, page 17

7.

We revised our disclosure accordingly and revised the exhibit list to show that the Exhibit 23 Consent of Counsel is included in Exhibit 5.

Dividend, page 17

8.

We revised our disclosure on pages 9, 17, and 25, per your comment.

Management’s Discussion and Analysis of Financial Condition, page 22

Results of Operation for the Period Ended December 31, 2010, page 23

9.

We revised our disclosure per your comment.

Market for Common Equity and Relate Stockholder Matters, page 25

10.

We revised our disclosure per your comment.

Executive Compensation, page 25

Additional compensation of Directors, page 27

11.

We revised our disclosure per your comment.

Disclosure Controls and Procedures, page 27

12.

We deleted this phrase.

Ms. Tonya Bryan

Re:  Dinello Restaurant Ventures, Inc.

April 4, 2011

Part II

Item 17, Undertakings, page II-2

13.

As stated in our response to your prior comment 27, we are not requesting nor do we intend to request acceleration of our effective date.  Nonetheless, we added the undertaking required by Item 512(h) of Regulation S-K. to our disclosure.

General

14.

As stated in our response to your prior comment 32, we understand that under Rule 8-08 of Regulations S-X we are required to update our financial statements, as necessary, at the effective date of registration.  Our fiscal year is 12/31, thus our Registration Statement includes audited financials for the years ended 2010 and 2009.  Our first quarter ends 3/31, thus, quarterly financials are required by Monday, May 16, 2011.  Also, Rule 8-08 requires financial statement be updated if said financial statements are as of a date 135 days or more before the registration becomes effective.  The 135th day after our 12/31/2011 financial statements is also May 16, 2011. Thus, we will update our Registration Statement to include reviewed interim financial statements as necessary prior to May 16, or, if our registration is effective before then, we will file a Form 10-Q with updated financials.

15.

As stated in our response to your prior comment 33, a currently dated consent from our independent public accountant is attached as an exhibit to this amendment and will be updated for all future amendments, as necessary.

Please, do not hesitate to contact me at (941) 723-7564 should you have any questions.

Sincerely,

/s/ DIANE J. HARRISON

Diane J. Harrison, Esq.

Enclosures:

1.

Dinello Restaurant Ventures, Inc. S-1/A-3

2.

Exhibit 23.1 Consent of Auditors